Exhibit 99.3

Theresa Flores, Human Trafficking Survivor and Victims’ Advocate,
         to Keynote NICE Actimize ENGAGE 2019 Financial Crime Forum

          Flores will tell her powerful story as a human trafficking victim, and discuss the role that the financial services industry can play in stopping illicit activities

Hoboken, N.J., November 5, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business, and a leader in Autonomous Financial Crime Management, today confirmed that Theresa Flores, a human trafficking survivor, author, and victims’ advocate, will keynote at ENGAGE 2019. The industry’s premier event fully dedicated to innovation in the financial crime and compliance industry, ENGAGE 2019 is open to NICE Actimize clients, partners and sponsors, and will be held in New York City on November 19 and 20.

Sharing her harrowing experiences as a young woman from a well-to-do suburban neighborhood, Flores survived two years being trafficked. At the time she was trafficked, no one, not even her parents, knew what was going on. Twenty years later, Theresa is speaking out on the realities of human trafficking in the United States. She is also the author of “The Slave Across the Street”, a USA Today and Wall Street Journal bestseller, which is now available in a tenth anniversary e-book edition, and “The Sacred Bath”, her new top seller appearing on the UK Sunday Times list which offers a look into her escape from her traffickers and her struggle to heal. At ENGAGE 2019, she will also discuss the critical role that the financial services industry can play in identifying, tracking and stopping many of these illicit activities.

“Fostering a continuing dialogue with our community of financial services organizations on the extraordinary impact of human trafficking is an important objective. The statistics around human trafficking are stunning, with the International Labour Organization estimating that there are 40.3 million victims of human trafficking globally and that forced labor and human trafficking is a $150 billion industry worldwide,” said Craig Costigan, CEO, NICE Actimize. “The important work of many financial services organizations in fighting human trafficking has led to increased rescues of victims, and we feel it is important to continue to shed a spotlight on this critical issue at our ENGAGE 2019 Client Forum.”

NICE Actimize’s ENGAGE 2019 offers interactive discussions led by both NICE Actimize Product Management and invited industry experts – attendees will hear what's new, what’s coming, and most importantly, be able to share ideas with other attendees at the open networking sessions.

The agenda addresses critical issues facing financial services organizations, with thought-provoking sessions focused on today’s financial crime and compliance challenges, as well as game changing technologies such as Robotic Process Automation and machine learning. Additional topics explore key business issues for 2020 such as “Trusting Digital Identity” to “The Evolving Role of Crypto and Surveillance” to “The Power of Collective Intelligence for Data Insights” and “I Feel the Need, the Need for Speed: Faster Payments in the U.S.”

For more information or to register, visit the ENGAGE event website or contact info@niceactimize.com.

Additional NICE Actimize ENGAGE Client Forum resources:

•	On Twitter — Follow @NICE_Actimize and the event hashtag #ActimizeEngage.
•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.

Industry media and analysts may contact cindy.morgan-olson@niceactimize.com for further information regarding pre- or post-event press interviews or briefings.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.